As filed with the Securities and Exchange Commission on August 12, 2026.
Registration No. 333-288734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 9 TO
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Cohen & Steers Income Opportunities REIT, Inc.
(Exact Name of Registrant as Specified in Governing Instruments)

1166 Avenue of the Americas
New York, NY 10036
(212) 832-3232
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cohen & Steers Capital Management, Inc.
Francis C. Poli
1166 Avenue of the Americas
New York, NY 10036
(212) 832-3232
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Ryan Bekkerus	Rajib Chanda
Benjamin Wells	Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP	900 G Street Northwest
425 Lexington Avenue	Washington, D.C. 20001
New York, New York 10017	(202) 636-5808
(212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-288734
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (No. 333-288734) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits.
(b) Exhibits.

Exhibit No.	Description
23.1	Consent of Independent Valuation Advisor (filed herewith)

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on August 12, 2026.
Cohen & Steers Income Opportunities REIT, Inc.

By:	/s/ Arjun Mahalingam
Name:	Arjun Mahalingam
Title:	Chief Financial Officer & Treasurer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date
/s/ James S. Corl	Chief Executive Officer, President & Chief Investment Officer	August 12, 2026
James S. Corl	(Principal Executive Officer)

/s/ Arjun Mahalingam	Chief Financial Officer & Treasurer	August 12, 2026
Arjun Mahalingam	(Principal Financial Officer and Principal Accounting Officer)

*	Chairperson of the Board	August 12, 2026
Robert H. Steers

*	Director	August 12, 2026
Joseph M. Harvey

*	Independent Director	August 12, 2026
Dana Roffman

*	Independent Director	August 12, 2026
John W. Thiel

*	Independent Director	August 12, 2026
W. Edward Walter

*By:	/s/ Arjun Mahalingam
Arjun Mahalingam
Attorney-in-fact